Room 4561

Mr. Kent Plunkett, Chief Executive Officer
Salary.com, Inc.
195 West St.
Waltham, MA 02451

> **Re:** **Salary.com, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-138646**
> **Filed on December 21, 2006**

Dear Mr. Plunkett:

We have reviewed your amended filing and have the following comments.

Prospectus Summary, page 1

1. In response to comment 7 of our letter dated December 8, 2006, you tell us that the comScore Networks report and the Yankee Group study are available at costs that exceed a nominal charge. As a result, please provide consents of comScore and Yankee Group for the use of this information or adopt it as the company's own.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies, page 37

Stock-Based Compensation, page 38

2. We note the revisions you made in response to comment 13 of our letter dated December 8, 2006. Please revise to provide quantification of the various assumptions used in determining fair value. In this regard, we note that you may consider disclosing a range for each assumption. See Disclosure Example Number 2 in the Practice Aid.

Results of Operations, page 43

3. We note the revisions you have made in response to comment 16 of our letter dated December 8, 2006. Although your revised disclosures provide additional quantification for changes in expense categories, you have not quantified the impact of the increases in revenue. Please revise your disclosures to quantify each of the factors that resulted in the increases in revenue in the periods presented.

Liquidity and Capital Resources, page 48

4. We are reissuing comment 17 of our letter dated December 8, 2006. Your revised discussion of cash flows from operating activities continues to be essentially a recitation of the reconciling items identified on the face of the statements of cash flows. This does not contribute to an understanding of your sources and uses of cash, rather it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please revise your disclosures accordingly or explain why you believe your current disclosures are sufficient. See SEC Release 33-8350 Section IV.B.1.

Note 2. Summary of Significant Accounting Policies

Intangible Assets and Goodwill, page F-9

5. We note your response to comment 33 of our letter dated December 8, 2006, however, we do not believe you have provided a complete analysis under paragraph 6 of EITF 98-3 to support your conclusion that you acquired a business. Please provide us with the three-step process set forth in paragraph 6 of EITF 98-3 to support your conclusions. Describe, in sufficient detail, the inputs, processes and outputs that were acquired. Specifically identify the missing elements and further support your conclusion that the excluded assets are minor. Explain why you believe that the degree of difficulty and level of investment necessary to obtain access to or to acquire the missing elements is not significant.

6. We note the supplemental material provided in the letter dated December 21, 2006 including your analysis pursuant to Rule 3-05 of Regulation S-X in regard to your eComp acquisition. In your computation of the income test, we note that you have added back "allocated internal AON costs unique to AON and not continuing" to the net loss of eComp for 2005. Tell us the basis for removing these costs from eComp's net loss and cite the relevant authoritative literature. It

does not appear that these adjustments are consistent with Rule 1-02(w)(3) of Regulation S-X. Furthermore, please note that the use of average income is not appropriate since you reported a net loss in the most recent year. Please provide us with a revised calculation. If the result of your revised income test exceeds 20 percent, but is less than 40 percent, revise to include the financial statements of eComp for the most recent fiscal year and any interim periods as well as pro forma financial statements pursuant to Article 11 of Regulation S-X.

7. Your response to comment 34 of our letter dated December 8, 2006 indicates that you did not allocate any value to the eComp developed software or trademark because you eliminated them after the transaction was completed. Please explain why the decision to eliminate the developed software subsequent to the acquisition impacted the allocation of the purchase price at acquisition. In this regard, please explain how you determined that the developed software did not have value at the acquisition date. Please note that fair value represents the amount that the asset could be bought or sold in a current transaction between willing parties. As part of your response, please refer to the authoritative guidance you relied upon in determining your accounting.

Revenue, page F-11

8. Your response to comment 38 of our letter dated December 8, 2006 indicates that the rights under the source code escrow agreements arise only in bankruptcy and other similar situations. Please describe, in reasonable detail, the "other similar situations." In addition, explain how you considered the guidance in EITF 00-3 in concluding that there is no specific accounting as a result of the source code escrow agreement. Also, as previously requested, please quantify the arrangements that include this source code escrow arrangement.

9. Your response to comment 39 of our letter dated December 8, 2006 seems to indicate that you account for your subscription arrangements as a single unit of accounting because the implementation services do not have value to the customer on a stand-alone basis. This accounting treatment appears to be consistent with paragraph 9a of EITF 00-21. Please confirm that our understanding of the basis for your accounting treatment is correct. If so, please clarify your disclosure that indicates that you account for your multiple element arrangements as one unit of accounting because you do not have objective and reliable evidence of fair value of the subscription services.

Recent Accounting Pronouncements, page F-16

10. Your disclosure indicates that you do not expect the adoption of SAB 108 to have a material effect. Please be advised that since your registration statement will not

be declared effective until after November 15, 2006, you must apply the guidance in SAB 108 to the financial statements included in this registration statement. We refer you to footnote 6 of SAB 108. Revise accordingly.

Note 8. Common Stock, page F-22

Stock Options, page F-22

11. We note your response to comment 41 of our letter dated December 8, 2006. As previously requested, please explain to us how you adjust the expected volatility and explain how you determine the amount of the adjustment. In this regard, we note that your disclosure on page F-24 indicates that the volatilities of publicly-traded peer companies are adjusted for the expected volatility associated with being a newly traded public company. As part of your response, please explain how the use of this adjustment complies with SFAS 123(R) and SAB 107.

12. Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at the November 8, 2006 option grant date. Please tell us about the assumptions used, explain the basis for the assumptions made and quantify each of the significant assumptions. As part of your response, discuss any changes in the assumptions since the October 1, 2006 valuation and explain how any changes in assumptions affected the valuation. We also note that your response to prior comment number 46 appears to indicate that a valuation may have been done as of December 15, 2006. If so, please provide an analysis for this valuation date in addition to that as of November 2006.

13. Your response to comment 47 of our letter dated December 8, 2006 indicates that the holders of the restricted stock are entitled to receive dividends while the shares are subject to repurchase. Please tell us what consideration you gave to presenting earnings per share using the Two-Class Method under paragraph 60 of SFAS 128. If basic and diluted earnings per share for restricted and unrestricted common stock are the same, you should provide transparent disclosure to that effect on your statements of operations and in your footnote disclosure. Please note, however, that since you will have a material number of dilutive securities in one of the respective classes of common stock (i.e. warrants, options, and preferred stock), this may result in different diluted EPS for the two classes. Also, note that while the computation of diluted EPS for the unrestricted shares would assume vesting of restricted shares, diluted EPS for restricted shares would not be impacted by vesting of another class of stock. Your footnotes to the financial statements should clearly set out how the numerators and denominators were determined in computing basic and diluted EPS for each class of common stock. Notwithstanding the fact that any potentially dilutive securities would have

an anti-dilutive effect on your EPS as a result of your net losses in each of the periods presented, disclosure of securities that could potentially dilute basic EPS should be disclosed for each class of stock.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Davis at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Robert E. Puopolo, Esq.
       Goodwin & Procter LLP
       by facsimile at 617-523-1231